UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.
(Name of Subject Company)

Administradora de Fondos de Pensiones Provida S.A.
(Names of Persons Filing Statement)

American Depositary Shares (ADS) each representing
fifteen shares of Common Stock, without nominal (par) value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías

Planning and Control Division Manager

Avenida Pedro de Valdivia 100, Santiago, Chile

Telephone number: (56-2) 2351-1483

Fax number: (56-2) 2351-1019

E-mail: myanezm@bbvaprovida.cl (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 1, 2013, Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”) reported its results for the period ended December 31, 2012, as disclosed on a Form 6-K filed with the SEC on March 1, 2013.  That report contained the following remarks regarding a previously announced agreement for MetLife, Inc. or one or more of its wholly-owned affiliates to acquire AFP Provida:

“In the Extraordinary meeting of AFP Provida held on February 1, 2013, it was informed about the Transaction Agreement between BBVA Group, ultimate parent of AFP Provida, and MetLife for the total stake that it holds in Provida, equivalent to approximately 64.3%. The closing of such operation is subject to obtaining the relevant regulatory approvals from the Superintendency of Pension in Chile, and it is expected to occur in the second half of 2013.

MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers. Through its subsidiaries and affiliates, MetLife holds leading market positions in the United States, Japan, Latin America, Asia, Europe and the Middle East. In Chile, it has been present more than 11 years through MetLife Chile Seguros de Vida S.A, a leading company in terms of life insurance.”

Important notice

The tender offer herein described has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on either Schedule TO or Form CB with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.